UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2013

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Taro Pharmaceutical Industries Ltd. c/o Taro Pharmaceuticals U.S.A., Inc. Three Skyline Drive Hawthorne, New York 10532 (NYSE: TARO)

FOR IMMEDIATE RELEASE

CONTACTS:
Michael Kalb	William J. Coote
GVP, CFO	VP, Treasurer
(914) 345-9001	(914) 345-9001
Michael.Kalb@taro.com	William.Coote@taro.com

TARO PROVIDES THIRD QUARTER AND FISCAL YEAR TO DATE RESULTS
Favorable Performance Over 2011 Periods Continues

Hawthorne, NY, February 4, 2013 - Taro Pharmaceutical Industries Ltd. (NYSE: TARO) (“Taro” or the “Company”) today provided unaudited financial results for the three and nine month periods ended December 31, 2012.

Quarter ended December 31, 2012 Highlights - compared to December 31, 2011
●	Net sales of $185.7 million, increased $37.6 million, or 25.4%, however, sales volumes have slightly declined
●	Gross profit, as a percentage of net sales was 75.4%, compared to 71.6%
●	Research and development expenses increased 33.5% to $11.8 million
●	Selling, marketing, general and administrative expenses, which included a $3.3 million litigation provision in 2012, increased $2.1 million
●	Operating income increased to $104.0 million, or 56.0% of net sales, compared to $74.5 million, or 50.3% of net sales
●	Net income attributable to Taro was $88.8 million compared to $62.4 million, resulting in diluted earnings per share of $1.98 compared to $1.40.

Nine months ended December 31, 2012 Highlights - compared to December 31, 2011
●	Net sales of $505.8 million, increased $107.9 million, or 27.1%, however, sales volumes have marginally declined
●	Gross profit, as a percentage of net sales was 74.2%, compared to 66.9%
●	Research and development expenses increased 45.3% to $34.3 million
●	Selling, marketing, general and administrative expenses, which included $11.3 million litigation provisions in 2012, increased $4.2 million
●	Operating income increased to $265.4 million, or 52.5% of net sales, compared to $170.6 million, or 42.9% of net sales
●	Income tax expense increased $33.5 million from $18.2 million to $51.7 million
●	Net income attributable to Taro was $217.0 million compared to $157.0 million, a $60.0 million increase, resulting in diluted earnings per share of $4.86 compared to $3.52.

Cash Flow and Balance Sheet Highlights
●
Cash flow provided by operations for the nine months ended December 31, 2012, as compared to December 31, 2011, was $173.1 million compared to $157.0 million, primarily due to the payment of income taxes as reflected in the significant decrease in trade and other payables

●	Cash, including marketable securities, increased $152.2 million to $486.6 million from March 31, 2012.

FDA Approvals and Filings

During the quarter, the Company filed one ANDA with the FDA.  With this, ANDAs representing seventeen products as well as two NDAs await FDA approval.

- more -

Taro Pharmaceutical Industries Ltd.

About Taro
Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.  For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SAFE HARBOR STATEMENT
The unaudited consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments necessary to present fairly the financial condition and results of operations of the Company.  The unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s Annual Report on Form 20-F, as filed with the SEC.

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements that do not describe historical facts and statements that refer or relate to events or circumstances the Company “estimates,” “believes,” or “expects” to happen or similar language, and statements with respect to the Company’s financial performance, availability of financial information, and estimates of financial results and financial information for fiscal year 2013.  Although the Company believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained.  Factors that could cause actual results to differ include actions of the Company's lenders and creditors, general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company’s SEC reports, including its Annual Reports on Form 20-F.  Forward-looking statements are applicable only as of the date on which they are made.  The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

**Financial Tables Follow**

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(U.S. dollars in thousands, except share data)

	Quarter Ended		Year to Date
	December 31,		December 31,
	2012	2011	2012	2011
Sales, net	$185,695	$148,105	$505,821	$397,941
Cost of sales	45,769	42,056	130,470	131,526
Gross Profit	139,926	106,049	375,351	266,415

Operating Expenses:
Research and development, net	11,838	8,867	34,306	23,609
Selling, marketing, general and administrative	24,053	21,930	75,612	71,458
Impairment	-	784	-	784
Operating income	104,035	74,468	265,433	170,564

Financial Expenses, net:
Interest and other financial (income) expenses, net	(581)	315	(440)	2,445
Foreign exchange (income) expense	(1,992)	6,312	(1,736)	(7,329)
Other income (loss), net	1,359	(565)	1,952	358
Income before income taxes	107,967	67,276	269,561	175,806
Tax expense	18,779	4,584	51,713	18,183
Income from continuing operations	89,188	62,692	217,848	157,623

Net loss from discontinued operations	(37)	(344)	(44)	(298)
Net income	89,151	62,348	217,804	157,325
Net income (loss) attributable to non-controlling interest	374	(52)	765	303

Net income attributable to Taro	$88,777	$62,400	$217,039	$157,022

Net income per ordinary share from continuing operations attributable to Taro:
Basic	$1.98	$1.41	$4.86	$3.53
Diluted	$1.98	$1.41	$4.86	$3.53

Net loss per ordinary share from discontinued operations attributable to Taro:
Basic	$(0.00)*	$(0.01)	$(0.00)*	$(0.01)
Diluted	$(0.00)*	$(0.01)	$(0.00)*	$(0.01)

Net income per ordinary share attributable to Taro:
Basic	$1.98	$1.40	$4.86	$3.53
Diluted	$1.98	$1.40	$4.86	$3.52

Weighted-average number of shares used to compute net income per share:
Basic	44,725,898	44,474,727	44,651,534	44,527,689
Diluted	44,740,427	44,550,022	44,699,715	44,587,620

* Amount is less than $0.01.
   May not foot due to rounding.

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
 SUMMARY CONSOLIDATED BALANCE SHEETS
(Unaudited)
(U.S. dollars in thousands)

	December 31,	March 31,
	2012	2012

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$276,995	$238,266
Short-term bank deposits	198,973	72,440
Restricted short-term bank deposits	7,430	15,780
Marketable securities	3,172	7,835
Accounts receivable and other:
Trade, net	134,590	111,130
Other receivables and prepaid expenses	109,711	98,501
Inventories	110,732	109,638
Long-term assets held for sale, net	69	71
TOTAL CURRENT ASSETS	841,672	653,661

Long-term receivables and other assets	27,929	19,972
Property, plant and equipment, net	145,762	150,750
Other assets	29,945	32,041
TOTAL ASSETS	$1,045,308	$856,424

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long-term debt	$11,086	$10,957
Trade payables and other current liabilities	162,756	187,942
TOTAL CURRENT LIABILITIES	173,842	198,899

Long-term debt, net of current maturities	17,244	27,949
Deferred taxes and other long-term liabilities	6,116	6,618
TOTAL LIABILITIES	197,202	233,466

Taro shareholders’ equity	843,391	619,008
Non-controlling interest	4,715	3,950

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,045,308	$856,424

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(U.S. dollars in thousands)

	Nine Months Ended December 31,
	2012	2011
Operating Activities:
Net income	$217,804	$157,325
Adjustments required to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	13,493	14,021
Impairment of long-lived assets	-	784
Share-based compensation expense	8	39
Loss on sale of long-lived assets and marketable securities, net	106	571
Decrease in long-term debt due to currency fluctuations	(23)	(2,971)
Increase in trade receivables, net	(23,417)	(39,295)
Change in derivative instruments, net	1,048	6,070
Increase in other receivables, prepaid expenses and other assets	(10,622)	(23,544)
Increase in inventories, net	(1,021)	(22,872)
Effect of exchange differences on inter-company balances	367	(2,881)
(Decrease) increase in trade and other payables and liabilities	(24,647)	69,802
Net cash provided by operating activities	173,096	157,049

Investing Activities:
Purchase of property, plant & equipment	(6,183)	(5,406)
Investment in other intangible assets	(765)	-
(Investment in) proceeds from long-term security deposits and other assets	(5,289)	1,127
Investment in short-term bank deposits	(126,415)	(49,928)
Proceeds from (investment in) restricted bank deposits	8,350	(15,562)
Proceeds from sale of long-lived assets	1	431
Net cash used in investing activities	(130,301)	(69,338)

Financing Activities:
Proceeds from issuance of shares, net	5,877	296
Repayments of long-term debt	(10,554)	(12,907)
Repayments of short-term bank debt, net	-	(2,428)
Net cash used in financing activities	(4,677)	(15,039)

Effect of exchange rate changes	611	(1,543)
Net increase in cash	38,729	71,129
Cash at beginning of period	238,266	78,872

Cash at end of period	$276,995	$150,001

#####

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  February 4, 2013

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ James Kedrowski
	Name:	James Kedrowski
	Title:	Interim Chief Executive Officer and Director